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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                        AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                              (AMENDMENT NO. 8)(1)

                         GENZYME TRANSGENICS CORPORATION
                                (Name of Issuer)
--------------------------------------------------------------------------------


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37246E 10 5
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                                 (CUSIP Number)


                                MICHAEL S. WYZGA
                               GENZYME CORPORATION
                               ONE KENDALL SQUARE
                               CAMBRIDGE, MA 02139
                                 (617) 252-7500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                DECEMBER 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_| .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               ------------------

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


                              (Page 1 of 5 pages)


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CUSIP NO.  37246E 10 5                           PAGE 2 OF 5 PAGES
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                                  SCHEDULE 13D


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            GENZYME CORPORATION
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            06-1047163
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP           (a) |_|
                                                                         (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e) |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Massachusetts
----------- --------------------------------------------------------------------
         NUMBER OF SHARES              7     SOLE VOTING POWER
        BENEFICIALLY OWNED                   8,263,243 shares
         BY EACH REPORTING
            PERSON WITH             -------- -----------------------------------
                                       8     SHARED VOTING POWER
                                             0 shares
                                    -------- -----------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             8,263,243 shares
                                    -------- -----------------------------------
                                      10     SHARED DISPOSITIVE POWER
                                             0 shares
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,263,243 shares
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                        |_|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
            27.4%
----------- --------------------------------------------------------------------
    14      TYPE OR REPORT PERSON*
            CO
----------- --------------------------------------------------------------------

                                *SEE INSTRUCTIONS


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CUSIP NO.  37246E 10 5                           PAGE 3 OF 5 PAGES
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         This Amendment No. 8 amends the statement on Schedule 13D initially filed by Genzyme Corporation, a Massachusetts corporation ("Genzyme"), with the Securities and Exchange Commission (the "Commission") on July 19, 1993 and the statement on Schedule 13G filed with the Commission on October 6, 1994, each as thereafter amended by Amendment No. 1 on Schedule 13D filed with the Commission on February 21, 1995, Amendment No. 2 on Schedule 13D filed with the Commission on June 21, 1995 and Amendment No. 3 on Schedule 13D filed with the Commission on August 2, 1995, all as amended and restated by Amendment No. 4 on Schedule 13D filed with the Commission on August 9, 1996, and as further amended by Amendment No. 5 on Schedule 13D filed on February 26, 1999, and Amendment No. 6 on Schedule 13D filed on November 24, 1999, all as amended and restated by Amendment No. 7 on Schedule 13D filed on November 14, 2000 (as so amended and restated, the "Schedule 13D").

         Except as set forth below, there are no changes to the information set forth in the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

         The purpose of this Amendment No. 8 is to report (1) the disposition by Genzyme of 100,000 shares of Common Stock, $0.01 par value, of Genzyme Transgenics Corporation and (2) a warrant held by Genzyme becoming exercisable for 96,000 additional shares of that stock.

ITEM 4.       PURPOSE OF TRANSACTION.

         Item 4 is amended by inserting between the fifteenth and sixteenth paragraphs the following paragraph:

         On November 9, 2000, Genzyme sold 25,000 shares of Common Stock of the Issuer on the Nasdaq National Market. On November 10, 2000, Genzyme sold 75,000 shares of Common Stock of the Issuer on the Nasdaq National Market. On December 28, 2000, the warrant Genzyme acquired on December 28, 1998 became exercisable for 96,000 additional shares of Common Stock of the Issuer.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by replacing subsection (a) with the following paragraph:

         (a) Genzyme beneficially owns 8,263,243 shares of the Common Stock of the Issuer representing 27.4% of the outstanding shares of Common Stock of the Issuer based on 29,635,915 shares outstanding as of November 27, 2000. The shares beneficially owned by Genzyme include an aggregate of 518,324 shares currently issuable upon exercise of warrants described in Item 4.

         Item 5 is amended by replacing subsection (b) with the following paragraph:

         (b) Genzyme has sole voting and investment power over the shares of Common stock of the Issuer that it beneficially owns.


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CUSIP NO.  37246E 10 5                           PAGE 4 OF 5 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 5, 2001                   GENZYME CORPORATION



                                         By:  /s/ Michael S. Wyzga
                                            --------------------------------
                                               Michael S. Wyzga
                                               Senior Vice President and
                                               Chief Financial Officer


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CUSIP NO.  37246E 10 5                           PAGE 5 OF 5 PAGES
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                                  EXHIBIT INDEX

         Exhibit 1:        Directors and Executive Officers of Genzyme.

         Exhibit 2:        Warrant to purchase Common Stock, dated July 3,
                           1995. Filed August 2, 1995 as Exhibit 3 to Amendment No. 3 to this Schedule 13D and incorporated herein by reference.

         Exhibit 3:        Convertible Debt and Development Funding
                           Agreement, dated as of March 29, 1996. Filed as
                           Exhibit 10.31 to the Issuer's annual report on Form 10-K for the year ended December 31, 1995 (File No. 0-21794) and incorporated herein by reference.

         Exhibit 4: First Amendment to Convertible Debt and Development Funding Agreement, dated as of May 3, 1996. Filed as Exhibit 10.31.2 to the Issuer's registration statement on Form S-1 (File No. 333-05843) filed June 12, 1996 and incorporated herein by reference.

         Exhibit 5: Warrant to purchase Common Stock, dated December 28, 1998. Filed as Exhibit 5 to Genzyme's Amendment No. 5 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 6: Stock Purchase Agreement dated November 12, 1999 between the Issuer and Genzyme. Filed as Exhibit 7 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 7: Warrant to Purchase Common Stock dated November 12, 1999. Filed as Exhibit 8 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 8: Warrant to Purchase Common Stock dated November 22, 1999. Filed as Exhibit 9 to Genzyme's Amendment No. 6 to this Schedule 13D (Commission File No. 005-46637) and incorporated herein by reference.

         Exhibit 9: Series A Convertible Preferred Stock Purchase Agreement dated as of May 1, 1993 between Genzyme and the Issuer. Filed as Exhibit 10.5 to the Issuer's Registration Statement on Form S-1 (Registration No. 33-62782) and incorporated herein by reference.

         Exhibit 10: Second Amended and Restated Convertible Debt Agreement dated as of December 28, 1998 between Genzyme and the Issuer. Filed as Exhibit 10.29 to Issuer's Annual Report on Form 10-K for the fiscal year ended January 3, 1999 (Commission File No. 0-21794) and incorporated herein by reference.